National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, TX 77036 PHONE 713-346-7500 FAX 713-346-7995
October 25, 2007
Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated September 26, 2007 related to National Oilwell Varco, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 25, 2007; File No. 001-12317
Dear Ms. Moncada-Terry:
This letter responds to the comments that National Oilwell Varco, Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated September 26, 2007. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our proxy statement.
Compensation Discussion & Analysis, page 24
General Overview, page 24
1.	You disclose that the company strives to offer compensation opportunities “in the median range” of the oilfield peer group of companies described on page 25. Please disclose the specific percentile targeted for each element of compensation. In addition, for each element of compensation, discuss actual compensation paid relative to the targeted amount. Similar to the discussion provided regarding the reasons for the base salary adjustments, for each other element of compensation, include an explanation of the divergence, if any, from a targeted percentile and the percentile represented by actual compensation paid during the fiscal year. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

U. S. Securities and Exchange Commission
October 25, 2007

Response: As part of its process to establish compensation levels for the Company’s named executive officers, the Company’s Compensation Committee compares total compensation and base salary for each of its named executive officers against the median total compensation and median base salary earned by comparable executive officers as paid by the oilfield peer group described on page 25 of the proxy statement. When analyzing peer group data, the Compensation Committee does not establish a specific numeric range around the median data points, which it considers reasonable or acceptable. Rather, in setting compensation for any particular named executive officer, the Compensation Committee considers any variance from the median, taking into account the other factors discussed in the proxy statement, and determines whether such variance is appropriate. If the Compensation Committee determines that any variance is unwarranted, the Compensation Committee will make appropriate adjustments to the compensation levels. The Company will clarify its disclosure in future proxy statements consistent with the foregoing. As noted by the Staff, the Company’s proxy statement includes an explanation of the divergence between targeted base salary and actual base salary. The Company will continue to include such disclosure in future proxy statements.
Base Salary, page 26
2.	Although you disclose that you do not assign specific weight to factors such as individual performance and responsibility when evaluating a named executive officer, disclose all of the factors that are considered in evaluating each named executive officer and discuss how you applied any factors in the evaluative process during the last fiscal year. Please disclose any pre-established individual goals set for an officer and discuss the qualitative and if applicable, quantitative review of such goals by the committee. Provide specific examples of an individual’s contribution to company performance if considered by the committee in determining the individual’s level of compensation. See Item 402(b)(1)(v) and generally, Item 402(b)(2)(vii) of Regulation S-K.
Response: The factors considered by the Compensation Committee in establishing base salaries are set forth on page 26 of the proxy statement. The Compensation Committee’s analysis of these factors for 2006 is also summarized on page 26 of the proxy statement, including a detailed discussion of the merger with Varco International Inc., which was a strong driver of the base salary adjustments for 2006.
The Compensation Committee does not establish specific, individual goals for the Company’s officers, other than the CEO. The Compensation Committee’s analysis of the individual performance of any particular named executive officer, other than the CEO, is subjective in nature and takes into account the recommendations of the CEO. The Compensation Committee establishes goals and objectives for its CEO for each fiscal year. Mr. Miller’s goals and objectives for 2006 are attached as Exhibit A to this response letter. Mr. Miller’s performance was measured in four key areas of the Company: (1) financial performance, (2) formulation and implementation of Company strategy, (3) controls and compliance, and (4) management and employee development. The specific goals within these four areas were set based on a determination of prioritizing the CEO’s efforts on those specific areas and responsibilities that

U. S. Securities and Exchange Commission
October 25, 2007

would have the greatest impact on the Company. The Compensation Committee reviewed such goals and objectives against Mr. Miller’s and the Company’s performance, and determined that Mr. Miller had achieved each of his pre-established goals and objectives. The Compensation Committee took Mr. Miller’s successful achievement of his goals into consideration when reviewing his compensation. The Company will include similar disclosures and further discussion consistent with the foregoing for its CEO in future proxy statements.
Annual Incentive Award, page 26
3.	Disclose the “certain specified operating profit targets” that were based on the company’s financial plan for fiscal 2006, the “predetermined capital employed” target for fiscal 2006 and if known, the financial and operating performance targets for the following fiscal year. To the extent you believe that disclosure of any corporate and individual performance goals is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402( b) of Regulation S-K.
Response: The Company believes that disclosure of its corporate and individual performance targets would result in competitive harm to the Company. An analysis supporting our conclusion is attached hereto as Exhibit B. On page 27 of the proxy statement, the Company discloses how difficult it will be to achieve the target levels, noting that targets are “challenging to meet but achievable if the Company properly executes its operational plan and market conditions are favorable”. In establishing the performance targets, the Compensation Committee reviews and considers the Company’s financial budgets and operating plan.
4.	Identify the specific percentage of each named executive officer’s bonus that is tied to the financial and operating performance of the company. Include an analysis of how the percentage amount for a respective named executive officer was determined. Moreover, to facilitate an understanding of how the formula disclosed on page 27 works in practice, provide an illustrative example.
Response: For 2006, 100% of each named executive officer’s annual bonus award was tied to the financial performance of the Company and/or the Company’s business units. As disclosed in the proxy statement, the participation level percentages (as a percentage of annual base salary) for 2006 for each named executive officer were as follows: Mr. Merrill A. Miller, Jr. - 100%; Mr. Clay C. Williams - 80%; Mr. Kevin A. Neveu - 75%; Mr. Mark A. Reese - 75%; and Mr. Dwight W. Rettig - 75%. These participation level percentages are based on each executive’s level of responsibility for the Company’s financial performance. The following examples calculate an annual incentive award payment for Mr. Miller assuming (1) the Company’s 2006

U. S. Securities and Exchange Commission
October 25, 2007

operating profit was equal to the operating profit target set under the incentive plan and (2) the Company’s 2006 operating profit exceeded the maximum operating profit target set under the incentive plan:
(1) 100% (performance result) x $800,000 (base salary) x 100% (participation level) = $800,000.
(2) 200% (performance result) x $800,000 (base salary) x 100% (participation level) = $1,600,000.
The Company will include the foregoing disclosures, including the example calculation, in future proxy statements.
5.	We refer you to Instruction 1 to Item 402(b) of Regulation S-K. Your disclosure of the reasons for the maximum bonus payout of 200% of the target incentive level lacks the analysis needed to facilitate an understanding of how the payout amounts were determined. Please clarify the statement that “structure and performance measures...described above...” resulted in the payout level determination. In addition, your discussion on page 26 suggests that numerous operating targets are established, yet your discussion on page 27 refers to the achievement of only one operating profit target and indicates that the achievement of one target factored into the bonus being paid. Please clarify your disclosure accordingly.
Response: The maximum bonus payment of 200% was triggered because the Company’s actual operating profit exceeded the maximum operating profit target set under the Company’s annual incentive plan. The Company will clarify its disclosure regarding payout amounts in future filings. With respect to the Company’s statement that “structure and performance measures...described above...” resulted in the payout level determination, the Company intended to only reference the performance targets and formula previously discussed on page 27. The Company will delete the referenced statement in future proxy statements. The Compensation Committee only establishes one operating profit target per year. The reference to multiple targets is a reference to the minimum, target and maximum targets set for the single metric. The Company will clarify its disclosure in future proxy statements.
6.	We direct you to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, explain in the Compensation Discussion and Analysis section the distinctions in termination pay-outs available to the named executive officers. Similarly, please explain the distinctions in options awarded and the non-equity incentive plan compensation awarded during fiscal 2006 to Mr. Miller relative to the other named executive officers.
Response: There are no compensation policy differences among the individual executive officers, except that the more senior officers, such as the CEO, receive higher compensation

U. S. Securities and Exchange Commission
October 25, 2007

consistent with their increased responsibilities. These differences are considered in connection with the compensation analysis performed by the Compensation Committee. We will include a discussion of the foregoing in future proxy statements.
Compensation of the Chief Executive Officer, page 30
7.	We direct you to Item 402(b)(1)(v) of Regulation S-K. Please provide an analysis of specific goals and qualitative assessments used in evaluating the Chief Executive Officer during fiscal 2006 and his level of overall achievement of targeted qualitative and quantitative goals. For example, explain what aspects of his performance or success in “achieving the company’s strategic objectives” in a given year contributed to the determination of his compensation package.
Response: See the Company’s response to Comment No. 2 above.
Potential Payments Upon Termination or Change of Control, page 36
8.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the agreements and change of control plans. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
Response: The Company’s Compensation Committee believes the payment and benefit levels provided to its named executive officers under their employment agreements and/or change of control plans upon termination or change of control should correspond to the level of responsibility and risk assumed by the named executive officer. Thus, the payment and benefit levels for Mr. Miller, Mr. Neveu, Mr. Reese and Mr. Rettig are based on their levels of responsibility and market considerations at the time the Company entered into the relevant agreements. The payment and benefit levels for Mr. Williams are based on similar considerations but certain differences in his benefits are due to the particular terms of his executive agreement, which was assumed by the Company in the merger with Varco International, Inc. The Compensation Committee recognizes that it is not likely that the Company’s named executive officers would be retained by an acquiror in the event of a change of control. As a result, the Compensation Committee believes that a certain amount of cash compensation, from one year’s cash compensation for certain executives to three years’ cash compensation for the chief executive officer and chief financial officer, along with immediate vesting of all unvested equity compensation, is an appropriate and sufficient incentive for the named executive officers to remain employed with the Company, even if a change of control were imminent. It is believed that these benefit levels should provide the Company’s named executive officers with reasonable financial security so that they could continue to make strategic decisions that impact the future of the Company. The Company will include a discussion of the foregoing in future proxy statements.

U. S. Securities and Exchange Commission
October 25, 2007

Grants of Plan-Based Awards, page 41
9.	On pages 26-28 you disclose the minimum, target and maximum performance levels established pursuant to the annual non-equity incentive plan. Please either provide the information required by Item 402(d)(2)(iii) of Regulation S-K or explain why such disclosure is not required.
Response: The minimum, target and maximum payouts under the annual incentive awards for 2006 are as follows:

Name	Threshold	Target	Maximum
Merrill A. Miller, Jr.	$80,000	$800,000	$1,600,000

Clay C. Williams	$40,000	$400,000	$800,000

Kevin A. Neveu	$28,875	$288,750	$577,500

Mark A. Reese	$28,875	$288,750	$577,500

Dwight W. Rettig	$26,250	$262,500	$525,000
We will disclose this information in future proxy statements, consistent with SEC FAQ #5.02.
Outstanding Equity Awards at Fiscal Year End, page 42
10.	We refer you to Instruction 2 to Item 402(f)(2) of Regulation S-K. Please provide the vesting dates of the restricted stock awards granted to Mr. Miller.
Response: Mr. Miller’s restricted stock awards are subject only to time based vesting requirements and will vest on October 12, 2008. The Company will include this disclosure in future proxy statements.
Nonqualified Deferred Compensation, page 44
11.	We refer you to the Instruction to Item 402(i)(2) of Regulation S-K. Please provide a footnote quantifying the extent to which the amounts reported in the contributions and earnings columns are reported in the Summary Compensation Table.
Response: The Company will include in future proxy statements a footnote indicating that (i) executive contributions were from the executive’s salary and are included in the Summary Compensation Table under the “Salary” column, (ii) registrant contributions are included in the Summary Compensation Table under the “All Other Compensation” Column, and (iii) aggregate

U. S. Securities and Exchange Commission
October 25, 2007

earnings reflect the returns of the investment funds selected by the executives and are not included in the Summary Compensation Table.
Director Compensation, page 46
12.	We refer you to Item 402(k)(2)(iv) and the accompanying instructions. Please provide the disclosure regarding the assumptions made with respect to the valuation of the amounts recorded in the option awards column. See the Instruction to Item 402(k) indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k) of Regulation S-K. Moreover, provide a footnote disclosing the aggregate number of option awards outstanding as of the fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
Response: In future proxy statements, the Company will include a footnote cross referencing to the appropriate footnote in the Company’s financial statements that discusses assumptions made with respect to valuing option awards (similar to the footnote to the Summary Compensation Table and the Grants of Plan Based Awards Table in the Company’s 2007 proxy statement). The aggregate outstanding options as of December 31, 2006 for each director are as follows:
Mr. Armstrong – 15,500
Mr. Beauchamp – 18,000
Mr. Guill – 15,500
Mr. Harrison – 30,500
Mr. Jarvis – 35,500
Mr. Mattson – 32,225
Mr. Smisek – 18,010
Mr. Woods – 18,010
The Company will include this information in future proxy statements.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission
October 25, 2007

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig

Dwight W. Rettig Vice President, General Counsel and Secretary

EXHIBIT A
Merrill A. Miller, Jr.
CEO Goals and Objectives for 2006

Financial Performance

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Deliver 2006 operating plan.

Strategy Formulation and Implementation

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Deliver quality equipment, on time.

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Optimize capacity and capex for near-term opportunities, long-term cyclicality.

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Develop new technologies and products for customers.

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Identify and execute on strategic growth opportunities.

Controls and Compliance

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Execute Sarbanes-Oxley 404 compliance.

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Enhance Board Member Education on the Company and its businesses.

Management and Employee Development

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Enhance senior management effectiveness through education and exposure to different opportunities

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Develop different programs for employee development.

EXHIBIT B
Disclosure of the Company’s past, present or future operating profit targets, which are used in conjunction with the Company’s annual incentive awards, would result in substantial competitive harm to the Company. The operating profit targets are extremely confidential commercial and financial information of the Company, which is not disclosed outside the Company for any purpose. It should be noted that the Company does not provide earnings guidance of any type, including any guidance regarding its operating profit margins.
The Company’s operating profit target that is approved by the Compensation Committee and used to determine cash payouts under the Company’s annual incentive plan is based on the Company’s budgeting and financial plan forecasts. The operating profit target the Company generates in its budgeting and planning process provides specific insights into how the Company views current and future market and industry conditions (including its views regarding current and future pricing for its products and services and the costs related thereto). This information is highly sensitive and confidential and is only used for internal purposes.
If the Company’s operating profit targets were publicly disclosed, the Company’s competitors could gain specific insights into the Company’s budget and planning process, views on market and industry conditions, product and service pricing, cost structure and profit margins. The Company’s competitors would be able to utilize this information against the Company when bidding on projects, which would reduce the Company’s sales and profitability. Because the Company competes on price, disclosure of the operating profit targets would result in substantial competitive harm to the Company.
In addition, the Company is in an industry that is constantly consolidating. In the event the Company is considering a transaction in which the Company would be acquired by a third party, the Company’s public disclosure of its operating profit targets could result in a lower valuation of and bid for the Company than would otherwise have been the case (especially if the Company has been and/or is expecting to exceed such targets). This could result in less value for the Company’s stockholders. In the event the Company is considering acquiring a third party, a third party target may be able to utilize such internal financial information of the Company to negotiate better pricing terms for the transaction, thereby increasing the Company’s costs and negatively affecting stockholder value.
If the Company’s operating profit targets were required to be publicly disclosed, it is possible that the Compensation Committee would consider changing the performance metric on which the Company’s named executive officers’ incentive (bonus) compensation is based, due to the sensitivity of such information and the competitive harm that would result from such disclosure. The Compensation Committee believes the current metric of operating profit strongly aligns the executives’ interests with the interests of the Company’s stockholders, because it motivates executives to increase the Company’s profitability (and thus stockholder return) in order to earn a major portion of their compensation package. If the Compensation Committee changed such metric, it is possible that any new performance metric could result in less alignment of the executive’s interests and the interests of the Company’s stockholders.